Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

October 23, 2017
Investor FAQs

1.	What is the transaction structure proposed by Praxair and Linde?
On June 1, 2017, Linde AG and Praxair, Inc. announced that they had entered into a binding business combination agreement (BCA) for a merger of equals. For Linde shareholders, the business combination will be structured as an exchange offer for shares of Linde plc, the new holding company, in accordance with German law. For Praxair shareholders, the transaction will be structured as a merger in accordance with the laws of the state of Delaware. Linde AG and Praxair, Inc. expect the transaction to be completed in the second half of 2018, subject to customary closing conditions including regulatory approvals.

2.	What will Linde and Praxair shareholders receive as a result of the transaction, respectively?
Linde shareholders will receive 1.54 shares in Linde plc for each Linde share tendered in the exchange offer. Praxair shareholders will receive one share in Linde plc for each Praxair share. Assuming that 100% of the outstanding Linde shares are tendered into the exchange offer, current Linde and Praxair shareholders will each hold approximately 50% of all outstanding shares of the new holding company.

3.	What are the expected benefits of the merger?
The proposed merger brings together two leading companies in the global industrial gas business and combine the strengths of both companies. The transaction will combine Linde’s long-standing leadership in engineering and technology with Praxair’s operational excellence. This will create a global leader. The combined company will have a strong presence in all key regions and end markets, as well as a more diverse and balanced global portfolio, and be able to leverage long-term growth trends.

4.	What is the structure of the business combination of the two companies?
Pursuant to the business combination agreement, Praxair’s business will be brought under Linde plc through a merger and Linde’s business will be brought under Linde plc through an exchange offer. More specifically, with respect to Praxair, an indirect wholly-owned U.S. subsidiary of Linde plc will merge with and into Praxair, whereby Praxair will become an indirect wholly-owned subsidiary of Linde plc. With respect to Linde, Linde plc has launched an exchange offer which allows Linde shareholders to exchange their Linde shares for shares in Linde plc. The Praxair merger is subject to and will occur immediately after the settlement of the exchange offer. Praxair’s stockholders approved the merger at Praxair’s special meeting held on September 27, 2017.
The exchange offer as amended on October 23, 2017 remains subject to certain customary closing conditions, including a minimum acceptance threshold of at least 60% of the outstanding Linde shares and the clearance of the transaction by the relevant antitrust and other regulatory authorities.

5.	What are the next steps and what is the anticipated transaction timetable?
Linde plc has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission, “SEC”, which became effective on August 14, 2017. The Registration Statement contains (1) a proxy statement/prospectus which will be used in connection with the Praxair merger and (2) an exchange offer prospectus of Linde plc which will be used in connection with Linde plc’s exchange offer to Linde shareholders in the U.S. Furthermore, Linde plc submitted an offer document to the German Federal Financial Supervisory Authority (“BaFin”), which was approved on August 14, 2017, published by Linde plc on August 15, 2017, and amended by Linde plc on October 23, 2017 (the “offer document”). The offer document is available free of charge at www.lindepraxairmerger.com. Furthermore, a copy of the offer document may be obtained free of charge from Deutsche Bank AG (by mail to: Taunusanlage 12, 60325 Frankfurt am Main, Germany or by facsimile to +49 69 91038794 or by email to dct.tender-offers@db.com). Linde shareholders will receive a written notification from their custodian bank, explaining how they may declare the acceptance of the exchange offer to the respective custodian bank in accordance with the formal requirements provided by the respective custodian bank for the issuance of such instructions. The acceptance period for the exchange offer starts on August 15 and now ends on November 7, 2017, 24:00 (CET) as a result of the amendment to the exchange offer. Praxair’s stockholders approved the merger at Praxair’s special meeting held on September 27, 2017. The consummation of the proposed business combination remains subject to regulatory approvals and other customary closing conditions. The parties currently expect regulatory approval to be finalized and the business combination to be completed in the second half of 2018.

6.	Who will run the combined group?
According to the Business Combination Agreement, Mr. Stephen F. Angel, the current chairman and CEO of Praxair, Inc., will become CEO and a member of the board of directors of Linde plc. Prof. Dr. Wolfgang Reitzle, the current Chairman of the Supervisory Board of Linde AG, will become Chairman of the Board of Directors of Linde plc.

7.	Who will be on the Board of Directors of the new Holding Company, Linde plc?
Following completion of the business combination, the board of directors of Linde plc will consist of twelve members, including Prof. Dr. Wolfgang Reitzle, Mr. Stephen F. Angel and ten non-executive directors. Five of these ten non-executive directors are nominated by Praxair, Inc. to be appointed. These will be: Dr. Nance K. Dicciani, Edward G. Galante, Larry D. McVay, Martin Richenhagen, and Robert L. Wodd. The other five non-executive directors are proposed by Linde AG to be appointed. For this purpose: Prof. Dr. Dr. Ann-Kristin Achleitner, Dr. Clemens Börsig, Dr. Thomas Enders, Franz Fehrenbach and Dr. Victoria Ossadnik. In accordance with the Articles of Association of Linde plc effective upon completion of the business combination, the terms of office of the directors is generally one year and the directors are subject to annual re-elections by the annual general meeting.

8.	What will be the name of the new Holding Company? Where will the Headquarters be?
The name of the new holding company is Linde plc. and the holding company is incorporated in Ireland. However, no central functions of the group are established in Ireland; Major corporate governance tasks, including meetings of the Board of Directors, are conducted mainly in the United Kingdom at Linde plc’s principle executive offices. The CEO of Linde plc will be based in Danbury, Connecticut. The CFO of the combined group will allocate his working time appropriately between the locations Danbury, Connecticut and Munich, Germany. The Group’s operations are appropriately divided between Danbury, Connecticut, and Munich, Germany, so that efficiencies for the combined group can be achieved and the competences and know-how of the employees at both locations can be maintained.

9.	Where will the new company be listed?
The shares of the new holding company, Linde plc, shall be listed on the New York Stock Exchange (NYSE) and on the Frankfurt Stock Exchange (Prime Standard segment) and Linde plc will seek inclusion into the S&P 500 and DAX 30 indices.

10.	What will happen if the merger does not go ahead?
If the business combination is not completed because less than 60% of the outstanding Linde shares have been tendered in the exchange offer, certain regulatory approvals have not been granted or a different condition has not been fulfilled, Praxair, Inc. and Linde AG will remain independent companies. In addition, Praxair and Linde shares will continue to be listed and traded on the New York Stock Exchange (NYSE) and the Frankfurt Stock Exchange.

11.	Is anything required from me as a Linde shareholder?
The new holding company, Linde plc, has submitted a public exchange offer through which Linde shareholders can exchange their Linde shares for shares in Linde plc. The exchange offer document and all other information required to be disclosed have been or will be published on the internet at www.lindepraxairmerger.com. Furthermore, a copy of the offer document may be obtained free of charge from Deutsche Bank AG (by mail to: Taunusanlage 12, 60325 Frankfurt am Main, Germany or by facsimile to +49 69 91038794 or by email to dct.tender-offers@db.com). Linde shareholders will receive a written notification from their custodian bank, explaining how they may declare the acceptance of the exchange offer to the respective custodian bank in accordance with the formal requirements provided by the respective custodian bank for the issuance of such instructions. The acceptance period for the exchange offer begins on August 15 and now ends on November 7, 2017, 24:00 (CET) as a result of the amendment to the exchange offer. Linde shareholders can make an independent and direct decision as to whether they wish to exchange their shares. We recommend all Linde shareholders to read the exchange offer document, so that they can make an informed investment decision.

12.	Will I have the option to withdraw my Linde shares from the exchange offer after I have tendered them?
Linde shareholders who have accepted the exchange offer may withdraw their Linde shares at any time during the acceptance period (i.e. until November 7, 2017, 24:00 (CET)). Withdrawal rights cease with the end of the acceptance period. The exchange offer document and the amendment of the exchange offer document contain detailed information on the right of withdrawal and have been published on the internet at www.lindepraxairmerger.com together with all other legally required information.

13.	I bought my shares before the year 2009, i.e. tax free on sale. Will the Linde plc shares received in connection with the exchange (for Linde AG shares acquired prior to January 1, 2009) be tax-free?
Linde shareholders who are tax resident in Germany, who acquired their shares prior to January 1, 2009 and who have held them as private assets since their acquisition, can generally sell the shares acquired as part of the exchange offer tax-free, provided that the shareholder’s interest in Linde AG in the past five years has totalled less than 1%.
In the view of the Düsseldorf and Munich fiscal courts, Linde plc shares granted in exchange for Linde shares acquired before January 1, 2009, would still be deemed to have been acquired prior to January 1, 2009, despite the exchange of Linde AG shares for Linde plc shares taking place after December 31, 2008. The Federal Fiscal Court (Bundesfinanzhof), however, has left this question open in its judgments during the revision proceedings. There is therefore a risk that the Linde plc shares held for exchange will be treated as taxable by the financial authorities in the context of a future sale and that the Federal Fiscal Court will, if necessary, confirm this view.

14.	Do I have to pay withholding tax in Ireland?
Linde plc is established under Irish law and is incorporated in Ireland. The company is expected to be tax-resident only in the United Kingdom and is expected to be taxable only in the United Kingdom. Under current law, the United Kingdom does not levy withholding taxes on dividends.

15.	Can tendered Linde shares be traded?
Yes. Linde shareholders who tender their Linde shares in the exchange offer may sell these tendered Linde shares on the stock exchange. The tendered Linde shares can be traded on the regulated market (Regulierter Markt) (Prime Standard) of the Frankfurt Stock Exchange and on the regulated markets of the stock exchanges in Berlin, Dusseldorf, Hamburg, Munich and Stuttgart, the Tradegate Exchange and the open market (Freiverkehr) of the Hanover stock exchange. The exchange offer document provides further information on the trading of tendered Linde shares.

16.	Can ADRs be tendered in the exchange offer for shares?
No. ADRs (American Depository Receipts) may not be tendered in the exchange offer. However, pursuant to the deposit agreement, holders of ADRs may exchange their ADRs for Linde shares and then tender such Linde shares in the exchange offer. In light of the envisaged business combination of Praxair and Linde, Linde has terminated the American Depository Receipts (“ADR”) program with effect from September 29, 2017.

17.	What happens if I do not want to accept the exchange offer?
The new holding company, Linde plc, has launched an exchange offer through which Linde shareholders can exchange Linde shares for shares in Linde plc. Linde shareholders can make an independent and direct decision as to whether they wish to exchange their shares. If Linde shareholders do not tender their Linde shares in the exchange offer, they will remain shareholders of Linde AG. Changes which concern the structure of Linde AG, such as entering into a domination and/or profit and loss transfer agreement or a squeeze-out of minority shareholders, would require further measures to be executed in accordance with legal requirements such as the approval by the shareholders’ meeting and the payment of an adequate compensation and exit compensation.

18.	What tax-related consequences will result for me from the proposed share exchange?
For detailed information on the German tax treatment of the offer with respect to Linde shareholders with tax residence in the Federal Republic of Germany, the United States and the United Kingdom, please refer to Section 20 (“Information regarding tax”) of the offer document and Section 27 (“Material Tax Considerations”) of Appendix 3 to the offer document. You will also find information on the material consequences of taxation in Ireland relating to the exchange offer and the holding of Linde plc shares. It is recommended that prior to the acceptance of the exchange offer, you should obtain tax advice regarding the tax-relevant effects of the acceptance of the exchange offer, in particular taking into account personal financial circumstances.

19.	What will be the dividend policy of the new Linde?
The dividend policy for the combined group will be determined following completion of the business combination. Linde plc has no intention yet whether it will pay annual dividends (as Linde currently does) or quarterly dividends (as Praxair currently does) following the Completion of the Business Combination. However, it is most probable that, subject to any limitations under Irish law, Linde plc will pay quarterly dividends to its shareholders, as is common practice of companies which are listed on the NYSE.

20.	How long will the acceptance period of the exchange offer for Linde shareholders last?
The acceptance period for Linde shareholders started with the publication of the exchange offer document on August 15, 2017 and will now end on November 7, 2017, 24:00 (CET) as a result of the amendment to the exchange offer. The acceptance of the exchange offer must be declared to the respective custodian bank within this acceptance period and in compliance with the formal requirements for the issuance of such instructions provided by the custodian bank. Please contact your bank/your broker with regard to this as soon as possible, if you want to accept the offer.

21.	Is there any possibility to tender the Linde shares after the expiry of the acceptance period?
Linde plc has amended the exchange offer on October 23, 2017 by lowering the minimum acceptance threshold. As a result, the acceptance period is extended by two weeks until November 7, 2017 at 24:00 hours (CET). Linde shareholders may accept the exchange offer during such prolongation of the acceptance period.
Linde shareholders who have not accepted the exchange offer during the acceptance period (i.e. until November 7, 2017, 24:00 (CET)) may still accept it within two weeks after publication of the results of the exchange offer, unless the exchange offer has been terminated in particular because the minimum acceptance threshold was not reached.

Further information can be found under section 4.3, on pages 24-25 (of the English translation) of the Offer Document

22.	Where can I find the offer documents in the internet?
The offer documents and other relevant documents can be found at: http://www.lindepraxairmerger.com.

23.	Can I receive a printed version of the Offer Document?
You can receive a copy of the offer document free of charge by writing to Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt/Main or by emailing: dct.tender-offers@db.com or by sending a fax to +49 69 910 38794.

Of course, we can also send you a free copy by mail.

24.	Where can I find information about the current level of acceptances for the Exchange Offer?
In addition to publications of Linde plc described in other sections of the offer document, Linde plc will also issue the following publications and notifications throughout the exchange offer:

Linde plc will publish the total number of Linde shares to which it, persons acting jointly with it, and their subsidiaries are entitled, including the percentage of the share capital and the number of voting rights it holds and that are attributable to it pursuant to Section 30 Takeover Act and the number of voting rights pursuant to Sections 25, 25a Securities Trading Act, in addition to the number of tendered Linde Shares resulting from the declarations of acceptance received by Linde plc, including the percentage of the share capital of these shares and the voting rights:

•	on a weekly basis following the publication of the offer document and on a daily basis during the last week prior to the expiration of the acceptance period;
•	without undue delay following the expiration of the acceptance period;
•	without undue delay following the expiration of the additional acceptance period; and
•
without undue delay as soon as the exchange offer has been accepted for more than 95 % of the voting shares in accordance with Section 39a Takeover Act in Linde enabling Linde plc to effect a squeeze-out pursuant to Section 39a Takeover Act.

on the internet under http://www.lindepraxairmerger.com, in the German Federal Gazette (Bundesanzeiger) and by way of an English language press release in the United States, and the Bidder will inform the BaFin thereof.

Further information can be found under section 19 on pages 133-134 of the (English translation) of the Offer Document

25.	Can shareholder outside of Germany or the United States of America accept the offer?
The acceptance of the exchange offer outside of Germany and the United States may be subject to legal restrictions.
The exchange offer may be accepted by all domestic and foreign Linde shareholders (including those with domicile, registered office or habitual abode in Germany, the European Union, the European Economic Area, and the United States) in accordance with the offer document and the relevant applicable legal provisions. Linde shareholders who come into possession of the offer document outside of Germany and the United States and/or who wish to accept the exchange offer outside of Germany and the United States are advised to inform themselves of the relevant applicable legal provisions and to comply with them.

Further information can be found under section 1.6 on page 5 of the (English translation) of the Offer Document

26.	Will Linde shareholders have to pay fees or commission for the exchange of Linde shares?
For Linde shareholders who hold their Linde shares in German securities accounts, acceptance of the exchange offer and tendering of Linde shares is free of charges or fees from custodian banks (except the costs for the transmission of the acceptance declaration to the custodian bank). For this purpose, Linde plc pays a customary commission to the custodian banks. Additional fees and expenses could be incurred by custodian banks, foreign investment service providers or otherwise outside the Federal Republic of Germany, which would be borne by the respective Linde shareholders. You can find further information on this in section 13.12 on page 124 of the exchange offer document.

27.	When will I receive my new Linde plc share, if the offer was successful?
The credit entry of Linde plc Offer Shares to the securities custody accounts of the custodian banks maintained at Clearstream is expected to occur seven business days following the satisfaction of the regulatory clearances that may remain outstanding until October 24, 2018.

Further information can be found under section 13.5 on pages 106-109 of the (English translation) of the Offer Document

28.	Is Linde plc capable of proceeding with a “Squeeze-Out”?
Following the Settlement of the Exchange Offer, up to three proceedings could be available to Linde plc or Linde Intermediate Holding AG to seek a transfer to itself of the Linde shares held by the minority shareholders. The implementation of a squeeze-out of the minority shareholders would ultimately, among other things, lead to the termination of the listing of the Linde shares on the Frankfurt Stock Exchange and other stock exchanges.

29.	Should I sell my shares? Can you advise me if I should accept the Exchange Offer?
I am not authorized to offer you any advice. However if you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant, or other independent financial adviser.

30.	My address is not correct on the letter/documents I have received. Can I change my address?
No, unfortunately I won’t be able to help you. Please contact the bank or broker your shares are held through.

31.	Can you tell me how many shares I hold? Can you tell me for what price I bought my shares?
Please contact the bank or broker your shares are held through.

32.	Who are you?
We are a company called Georgeson, a specialist, corporate action communication centre business acting on behalf of Linde AG

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017, published by Linde plc on August 15, 2017, and amended by Linde plc on October 23, 2017 (the “offer document”). Praxair’s stockholders approved the merger at Praxair’s special meeting held on September 27, 2017. The consummation of the proposed business combination remains subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF LINDE ARE URGED TO READ THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Linde plc may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or Linde plc’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and Linde plc’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s Web site at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or Linde plc has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and Linde plc on the date hereof, and each of Linde, Praxair and Linde plc disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.